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
CONTACTS:
LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:                 US MEDIA CONTACT
Corporate Communications            Hugh Mansfield                          Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.           Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel:   (416) 599-0024                   Tel: (212) 370-5045
Email:  ir@lorusthera.com           Email: hugh@mcipr.com                   Email:  jennifer@mcipr.com
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        LORUS THERAPEUTICS PRESENTS AT CANADA'S LEADING BIOPHARMACEUTICAL
                            SYMPOSIUM IN QUEBEC CITY

           -Lorus reviews progress of its extensive oncology pipeline-



TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, OCTOBER 3, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that Dr. Jim Wright, CEO of Lorus, will present a comprehensive review of Lorus' oncology pipeline this morning at 10:00 a.m. at BioContact Quebec 2003, Canada's leading biopharmaceutical conference.

The presentation will include a discussion of the company's research and pre-clinical programs, and highlight the significant progress Lorus has made in the clinical programs with six clinical trials of three different anticancer drugs currently underway in North America.

The BioContact conference provides a forum for participants in the global biotechnology industry to network and meet with representatives from major biopharmaceutical companies from across North America, Europe and Asia.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                      -30-